

Mail Stop 3561

June 9, 2010

<u>Via Fax & U.S. Mail</u>

Mr. Ronald T. Hundzinski
Principal Accounting Officer
BorgWarner, Inc.
3850 Hamlin Road,
Auburn Hills, Michigan 48326

> **Re:** **BorgWarner, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **File No. 001-12162**

Dear Mr. Hundzinski:

We have reviewed your response dated May 19, 2010 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Mr. Ronald T. Hundzinski
BorgWarner, Inc.
June 9, 2010
Page 2

Form 10-K for the Year Ended December 31, 2009

Note 19 – Reporting Segments and Related Information, page 102

1. We have reviewed your responses to our prior comments 7 and 8. Your responses do not appear to be entirely consistent with the narrative discussion in your footnote and/or with the disclosure requirements set forth in FASB ASC 280-10-50-28. To facilitate our understanding of your response, please provide us with additional information about the specific measure of segment profit or loss used by the CODM to assess segment performance and allocate resources. Paragraph 3 of your footnote states the "The Company believes that EBIT is useful to demonstrate the operational profitability of segments by excluding restructuring expense, goodwill impairment charge, interest, income taxes and non-controlling interest . . ." This description appears to be consistent with the numerical measure of profit or loss you are disclosing to comply with the requirements of ASC 280-10-50-22. If this is the single measure of segment profit or loss used by your CODM, then your numerical presentation and accompanying narrative disclosures appear to be appropriate. However, you should refer to that measure as "Adjusted EBIT" because "EBIT" is generally understood to refer to earnings before interest and taxes.

2. However, if the specific measure of segment profit or loss used by your CODM is EBIT (i.e. earnings before interest and taxes only), the measure of profit or loss for each reportable segment that you disclose in your footnote in accordance with the requirements of ASC 280-10-50-22 should be reported on that basis. In addition, the narrative in your footnote should address that measure of profit or loss exclusively. Please note that, if your CODM uses both measures of segment profit or loss (i.e. both EBIT and Adjusted EBIT) for purposes of assessing segment performance and allocating resources, you should report the (single) measure most consistent with those used in measuring the corresponding amounts in your consolidated financial statements. Given these two alternatives, EBIT would be the most consistent measure. Your attention is invited to ASC 280-10-50-28 for guidance. Please further clarify for us the measure of segment profitability or loss that you are required to report for GAAP purposes.

3. Finally, your primary MD&A discussion of segment profitability should be based upon the measure that you report for GAAP purposes. If you also consider a second profitability measure (e.g. adjusted EBITDA) to be of importance, you may also present that non-GAAP measure and discuss it following your GAAP based discussion. Please clearly label that portion of the narrative discussion as non-GAAP and comply with the applicable requirements of Regulation G and Item 10 (e) of Regulation S-K.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief